[redacted]

UN 10029477

Mail Processing Section

MAR 01 2010

Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8- 52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch Street, 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Oobie (215) 701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St., Two Commerce Square, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

AB 3/6

OATH OR AFFIRMATION

I, Robert D. Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Company Securities, LLC, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Courtney J. Everngham - Notary Public
City of Philadelphia, Philadelphia County
MY COMMISSION EXPIRES MAR. 14, 2013

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton

Report Pursuant to Rule 17a-5 and Report of Independent

Registered Public Accounting Firm

Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC)

December 31, 2009

SEC
Mail Processing
Section

Washington

Grant Thornton

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Managers

Cohen & Company Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen & Company, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from December 31, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 77,273

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (23,508)

Date Paid

C. Less prior overpayment applied (40)

D. Assessment balance due or (overpayment) 53,725

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 53,725

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 53,725

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen & Company, LLC) (the "Company"), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Securities, LLC, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 23, 2010

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
Statement of Financial Condition
December 31, 2009
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	9,694
Deposits with clearing brokers		255
Receivables		259
Investments - trading		13,189
Other investments, at fair value		220
Other assets		40
Total assets	$	23,657
Due to broker		5,859
Accrued compensation and other		3,505
Due to related parties		3,284
Total liabilities		12,648
Member's equity		11,009
Total liabilities and member's equity	$	23,657

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Operations

For the Year Ended December 31, 2009

(Dollars in thousands)

Revenues		
Net trading	$	42,131
New issue & advisory		919
Principal transactions and other income		(2,019)
Total revenues		41,031
Operating expenses (including amounts allocated from Parent)		
Compensation and benefits		35,627
Allocated costs from parent company		8,819
Business development, occupancy, equipment		1,516
Professional services and other operating		6,325
Total operating expenses		52,287
Net loss	$	(11,256)

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
Statement of Changes in Member's Equity
For the Year Ended Decemeber 31, 2009
(Dollars in thousands)

	Member's equity
Balance at December 31, 2008	$ 22,265
Net loss	(11,256)
Balance at December 31, 2009	$ 11,009

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2009

(Dollars in thousands)

Cash flows from operating activities		
Net loss	$	(11,256)
Adjustment to reconcile net loss to net cash provided by operating activities		
Realized loss on other investments, at fair value		41
Change in unrealized loss on investments - trading		1,369
Change in unrealized loss on other investments		1,994
Changes in operating assets and liabilities:		
Increase in deposits with clearing brokers		(50)
Decrease in receivables		227
Decrease in due from broker		3,952
Increase in due to broker		3,796
Purchases and sales of investments - trading		(1,120)
Increase in accounts payable and other liabilities		887
Increase in due to related parties		2,759
Net cash provided by operating activities		2,599
Net increase in cash and cash equivalents		2,599
Cash and cash equivalents at the beginning of the year		7,095
Cash and cash equivalents at the end of the year	$	9,694

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer, which provides several classes of service, including securities brokerage and investment banking services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation and is licensed to conduct its brokerage activities in all 50 states and the District of Columbia.

The Company is a wholly owned subsidiary of Cohen Brothers, LLC (the "Parent Company") and the Parent Company is a majority owned subsidiary of Cohen & Company Inc. The Company engages in credit related fixed income securities sales and trading resulting in interest income and interest expense and gains and losses on secondary trading activities, origination of corporate debt issues, advisory services, and new issue securitizations. The Company's fixed income sales and trading group provides trade execution to corporate and institutional investors. The Company specializes in the following products: high grade corporate bonds, high yield corporate bonds and loans, asset backed securities, mortgage backed securities, collateralized loan obligations, collateralized bond obligations, commercial mortgage-backed securities, hybrid capital of financial institutions including trust preferred securities, whole loans, and other structured financial instruments.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 23, 2010. No material subsequent events have occurred since December 31, 2009 and through February 23, 2010 that required recognition or disclosure in these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

(Dollars in thousands)

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Deposits with Clearing Brokers*

Deposits with clearing brokers consist of funds deposited with Mesirow Financial, Inc. and RBC Correspondent Services, a division of RBC Capital Markets Corporation, the Company's clearing brokers, to support the Company's securities trading activities.

D. *Due to broker*

Due to broker consists of the following: (i) net payables for funds to cover securities purchased and riskless trades made with various counterparties that had not yet settled at December 31, 2009 and (ii) net debit balances with the Company's clearing broker. These payables are short term in nature. Net payables for unsettled trades do not incur interest. Net debit balances accrue a financing charge at the broker call rate plus 1%. As of December 31, 2009, the applicable broker call rate was 2%.

E. *Adoption of New Accounting Standards*

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("ASC") 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards Codification (the "Codification" or "FASB ASC 105") as the sole source of authoritative generally accepted accounting principles. The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than Securities and Exchange Commission guidance for publicly-traded companies) is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. Pursuant to the provisions of FASB ASC 105, the Company has updated references to GAAP in its financial statements issued for the year ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's results of operations, financial position, or liquidity.

Fair Value Measurements Applicable to Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, the FASB issued new guidance for the accounting for nonfinancial assets and nonfinancial liabilities. The guidance which is included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"), permitted a one-year deferral of the application of fair value accounting for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at

(Dollars in thousands)

fair value in the financial statements on a recurring basis (at least annually). Examples of applicable nonfinancial assets and nonfinancial liabilities include, but are not limited to:

- Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination that are not subsequently remeasured (nonrecurring fair value measurements);
- Reporting units measured at fair value in the goodwill impairment test as described in FASB ASC 350, *Intangibles – Goodwill and Other*, and nonfinancial assets and nonfinancial liabilities measured at fair value in the goodwill impairment test, if applicable; and
- Nonfinancial long-lived assets measured at fair value for impairment assessment under FASB ASC 360, *Property, Plant and Equipment.*

The Company adopted the standard after the expiration of the one year deferral period effective January 1, 2009. The adoption did not have an impact on the Company's financial statements or disclosures for the year ended December 31, 2009. However, this is an ongoing assessment and it may impact the Company's financial statements in the future.

Fair Value Measurements – Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value* ("ASU 2009-05") which amends FASB ASC 820 for the accounting for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following valuation techniques: 1) the quoted price of the identical liability when traded as an asset, 2) the quoted prices for similar liabilities or similar liabilities when traded as assets and/or 3) another valuation technique that is consistent with the principles of fair value measurements. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance was effective for interim and annual periods beginning after August 27, 2009. The adoption of the guidance included in ASU 2009-05 did not have an impact on the Company's financial statements.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued new guidance to address situations where assets purchased from a particular counterparty and financed through a repurchase agreement with the same counterparty can be considered and accounted for as separate transactions. Under the new guidance, which is included in FASB ASC 860, *Transfers and Servicing* ("FASB ASC 860"), it is presumed that an initial transfer of a financial asset and a repurchase are considered part of the same arrangement, known as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing may not be evaluated as a linked transaction and must be evaluated separately under accounting for transfers and servicing. The provisions mentioned above became effective for financial statements issued for

(Dollars in thousands)

fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company's adoption of these provisions on January 1, 2009 did not have an impact on its consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance which is included in FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for enhanced disclosures about how and why an entity uses derivative instruments and where those derivatives and related hedged items are reported in the entity's financial statements. The provisions of the new guidance were effective for fiscal years and interim periods beginning after November 15, 2008. Since the Company did not enter into any derivative transactions and these provisions require only additional disclosures concerning derivatives and hedging activities, the adoption of the new guidance on January 1, 2009 did not have an impact on the Company's consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is included in FASB ASC 320, *Investments – Debt and Equity Securities* ("FASB ASC 320"), entities are required to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security before recovery of its cost basis. The amount of the other-than-temporary impairment related to a credit loss is recognized in earnings, and the amount of the other-than-temporary impairment related to other factors is recorded in other comprehensive loss. The provisions of the new guidance were effective for interim and annual reporting periods ending after June 15, 2009. Disclosures for earlier periods presented for comparative purposes at initial adoption are not required. In periods after initial adoption, this rule requires comparative disclosures only for periods ending after initial adoption. The Company's adoption of the new guidance during the second quarter of 2009 did not have an impact on its financial statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. According to the new guidance which is included in FASB ASC 820, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or the liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or the liability is not orderly; the entity shall place little, if any weight on that transaction price as an indicator of fair value. The provisions of this new guidance

(Dollars in thousands)

were effective for periods ending after June 15, 2009. Disclosures for earlier periods presented for comparative purposes at initial adoption are not required. In periods after initial adoption, the new guidance requires comparative disclosures only for periods ending after the initial adoption. The Company adopted the provisions of this new guidance effective April 1, 2009 and its application did not have an impact on its financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is included in FASB ASC 855, *Subsequent Events* ("FASB ASC 855"), establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued. Specifically, the new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that should be made about events or transactions that occur after the balance sheet date. The new guidance provides largely the same guidance on subsequent events which previously existed only in auditing literature. The provisions of the new guidance were effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company adopted the provisions of the new guidance effective for the second quarter of 2009 and their adoption did not have an impact on its financial statements. See note 2.

F. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320 pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825.

The Company adopted the fair value measurement provisions included in FASB ASC 820 applicable to financial assets and financial liabilities (except for certain provisions related to nonfinancial assets and nonfinancial liabilities that had a delayed effective date of January 1, 2009, see note 5) effective January 1, 2008. FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). The Company applied the provisions of FASB ASC 820 prospectively to financial assets and financial liabilities that are required to be measured at fair value under existing U.S. GAAP. Upon adoption of the fair value measurement provisions of FASB ASC 820, the Company

did not record a cumulative effect adjustment of applying FASB ASC 820 to the Company's opening member's capital, as the Company already had previously recorded its assets and its liabilities at fair value. See note 5 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income.

In the period presented, all securities were either classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with FASB ASC 825, for all securities that were classified as available for sale. Therefore, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. However, when the Company acquires an investment that is classified as available for sale, but for which the Company elected the fair value option under FASB ASC 825, a distinction is made that impacts the Company's accounting treatment. If the investment is expected to be managed by employees of the Parent Company's capital markets segment, the investment is classified as investments-trading. Otherwise, the investment is classified as other investments, at fair value. In general, investments-trading represent securities acquired in the secondary market while other investments, at fair value represent investments obtained in primary issuances or investments in public equity securities.

For investments-trading, unrealized and realized gains and losses as well as income are recorded in net trading in the statement of operations. For other investments, at fair value, unrealized and realized gains and losses as well as income are recorded in principal transactions and other income in the statement of operations.

The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

G. Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments – trading in the statement of financial condition; and (ii)

commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, or, when such quotations are unavailable, valuation models prepared by the Company's management. The models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

New issue and advisory: New issue and advisory revenue includes: (i) securitization revenues associated with arranging new debt offerings collateralized by assets, (ii) fees charged for advisory services and (iii) origination fees for corporate debt issues originated by the Company.

Principal transactions and other income: Principal transactions include all gains, losses and income (interest and dividend) from securities classified as other investments, at fair value in the statement of financial condition. Transactions of these securities are recognized on a trade date basis. The investments classified as other investments, at fair value are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Other income includes foreign currency gains and losses and interest earned on cash and cash equivalents which is recognized on the accrual basis.

H. Corporate Overhead Allocation

The Parent Company allocates certain indirect expenses to the Company. See note 12-A.

I. Other Comprehensive Income

The Company reports all changes in comprehensive income in the statement of changes in member's equity. Comprehensive income includes net loss.

J. Recent Accounting Developments

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets* ("ASU 2009-16"), which formally codifies the new guidance on the accounting for transfers of financial assets issued in June 2009. The new guidance seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Specifically, the new guidance eliminates the concept of a qualifying

(Dollars in thousands)

special purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. The new guidance is effective for fiscal years and interim periods beginning after November 15, 2009. The Company expects the adoption of the new guidance on accounting for transfers of financial assets as of January 1, 2010 will not have an effect on the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in FASB ASC 820. ASU 2010-06 amends FASB ASC 820 to require a reporting entity: (1) to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, to present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures: (1) for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and (2) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. Since the provisions in ASU No. 2010-06 require only additional disclosures concerning fair value measurements, the Company does not expect the adoption of these provisions will affect the Company's financial position, results of operations, or cash flows.

K. Due to/from Related Parties

The Company has an expense sharing arrangement with the Parent Company and periodically receives advances from or advances money to the Parent Company. In addition, the Company periodically receives advances from or advances money to other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

4. RECEIVABLES

Receivables at December 31, 2009 consist of:

RECEIVABLES		
Receivables from clearing brokers	$	50
Accrued interest receivable		155
Reimbursable costs & other		54
	$	259

Receivables from clearing brokers are of a routine and short term nature. Accrued interest receivable represents interest accrued on the Company's investment securities. Reimbursable costs represent various fees paid by the Company that will be reimbursed by a sponsored collateralized debt obligation entity.

5. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading by rating category (based on the most current rating available to the Company) as of December 31, 2009:

(Dollars in thousands)

INVESTMENTS - TRADING				
Security Type	Rating Category	Cost	Carrying Value	d Gain/(Loss
U.S. government agency mortgage-backed securities and collateralized mortgage obligations:				
	AAA	$ 5,739	$ 5,739	$ -
		5,739	5,739	-
Other mortgage backed securities:				
	NR	964	964	-
		964	964	-
CDO Securities:				
	A+	104	104	-
	BBB	1	1	-
	B	1,560	240	(1,320)
	CCC	19,476	4,700	(14,776)
	CC	2,930	823	(2,107)
	NR	1,014	618	(396)
		25,085	6,486	(18,599)
Total		$ 31,788	$ 13,189	$ (18,599)

Other Investments, at Fair Value

The following table provides detail of the investments included in other investments, at fair value:

OTHER INVESTMENTS, AT FAIR VALUE			
	Cost	**Carrying Value**	**Unrealized Gain (Loss)**
CDO Securities	$ 5,183	$ 180	$ (5,003)
Equity Securities:			
Other Equity Security	77	40	(37)
	$ 5,260	$ 220	$ (5,040)

Fair Value Option

The Company elected to adopt the fair value option provisions of FASB ASC 825 effective January 1, 2008.

The Company's fair value elections were intended to reduce the burden of the monitoring of differences between the cost and the fair value of the Company's investments, previously classified as available for sale securities, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

The Company did not make any fair value elections during the year ended December 31, 2009.

The following table provides information of the impact on the statement of operations, from both changes in fair values and other income, related to investments included in other investments, at fair value, for the year ended December 31, 2009:

STATEMENT OF OPERATIONS IMPACT FOR ITEMS MEASURED AT FAIR VALUE IN OTHER INVESTMENTS, AT FAIR VALUE	Principal transactions and other income
Assets:	
Other Investments, at fair value	
CDO Securities	$ (2,026)
Other Equity Security	(9)
	$ (2,035)

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy

gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

(Dollars in thousands)

The following table presents information about the Company's assets measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. There were no liabilities measured at fair value as of December 31, 2009.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

	December 31, 2009 Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments-trading:				
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ 5,739	$ -	$ 5,739	$ -
Other mortgage-backed securities	964	-	964	-
CDO Securities	6,486	-	-	6,486
Total investments-trading	$ 13,189	$ -	$ 6,703	$ 6,486
Other investments, at fair value:				
Other equity security	$ 40	$ 40	$ -	$ -
CDO Securities	180	-	-	180
Total other investments, at fair value	$ 220	$ 40	$ -	$ 180

The following provides a brief description of the types of financial instruments held by the Company, the methodology for estimated fair value, and the level within the hierarchy of the estimate.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The broker dealer quoted prices are unadjusted. This is considered a Level 2 valuation in the hierarchy.

Other Mortgage-Backed Securities: These are securities which the Company obtains third party quotations. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction. The Company generally classifies the fair value of these securities within Level 2 of the valuation hierarchy.

Equity Investments in Publicly Traded Companies: These are securities which are traded on a recognized liquid exchange. The closing price of the security as of the reporting date is used to determine fair value. This is considered a Level 1 value in the hierarchy.

(Dollars in thousands)

CDO Securities: Where the Company is able to obtain independent market quotations from at least two broker dealers and where a price within the range of at least two broker dealers is used, CDO Securities will generally be classified as Level 2 of the valuation hierarchy. The independent market quotations from broker dealers are generally nonbinding. The Company seeks quotations from broker dealers that historically have actively traded, monitored, issued and been knowledgeable about CDO Securities. The Company generally believes that to the extent (i) it receives two quotations in a similar range from broker dealers knowledgeable about CDO Securities, and (2) the Company believes the broker dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as Level 2 of the valuation hierarchy is appropriate. In the absence of two broker dealer quotations, a single broker dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within Level 3 of the valuation hierarchy. If quotations are unavailable, valuation models prepared by the Company's management are used. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy.

The following table presents additional information about assets measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2009:

LEVEL 3 INPUTS
Twelve Months Ended December 31, 2009

		Net realized/unrealized gains (losses) included in Income					
	January 1, 2009	Net trading	Principal transactions and other income	Transfers in and/or (out), net of Level 3	Purchases and (Sales), net	December 31, 2009	Unrealized gains /(losses) still held (1)
Assets:							
Investments-trading							
CDO Securities	$ 3,000	$ (3,067)	$ -	$ 5,752	$ 801	$ 6,486	$ (3,021)
Total investments-trading	$ 3,000	$ (3,067)	$ -	$ 5,752	$ 801	$ 6,486	$ (3,021)
Other investments, at fair value:							
CDO Securities	$ 66	$ -	$ (2,026)	$ 2,140	$ -	$ 180	$ (1,960)
Total other investments, at fair value	$ 66	$ -	$ (2,026)	$ 2,140	$ -	$ 180	$ (1,960)

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2009.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the

(Dollars in thousands)

availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

During the year ended December 31, 2009, the liquidity and transparency surrounding structured credit products, such as CDO securities, continued to diminish. The absence of the new issuance activity in the primary market has led to a continually decreasing level of transparency, as seasoned secondary issuances can not be analyzed on a comparative basis relative to new issuances. In addition, diminished trading activity in the secondary market has also led the Company to believe that broker dealer quotations may not be based on observable and reliable market information.

Investments-trading: During the year ended December 31, 2009, transfers in to Level 3 reflects the transfers from Level 2 of the CDO Securities comprised of securitized bank trust preferred securities due to decreased observability of inputs.

Other investments, at fair value: During the year ended December 31, 2009, transfers in to Level 3 reflect the transfers from Level 2 of CDO Securities comprised of securitized bank trust preferred securities due to decreased observability of inputs.

6. ACCRUED COMPENSATION AND OTHER

Accrued compensation and other consist of salary and bonus expense allocated by the Parent Company to the company for services provided by Parent Company employees who are allocated to the Company and related to payroll taxes payables which are the taxes associated with accrued compensation.

7. RETIREMENT PLAN AND SHARE BASED COMPENSATION EXPENSE

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $133 for the year ended December 31, 2009.

Compensation and benefits expense includes share based compensation expense of $1,833 related to the vesting of shares of the Parent Company issued to Parent Company employees who are allocated to the Company. The Company records this compensation expense and reimburses the Parent Company.

8. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes.

(Dollars in thousands)

9. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $453 as of December 31, 2009. As of December 31, 2009 the Company's adjusted net capital was $2,984 which exceeds the minimum requirements by $2,531.

10. RESERVE REQUIREMENTS

As of December 31, 2009, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

11. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Mesirow Financial, Inc. whereby Mesirow Financial, Inc. acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $100 deposit throughout the life of the contract.

The Company has an agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation whereby RBC Correspondent Services acts as clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $150 deposit throughout the life of the agreement.

The Company is a party to litigation commenced in 2009 in the United States District Court for the Northern District of Illinois under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc. v. Delores E. Rodriguez, Barry C. Mohr, Jr., Jacques de Saint Phalle, Keefe, Bruyette & Woods, Inc., and Cohen & Company Securities, LLC*. The plaintiff in this case is the Liquidation Trustee for the Estate of Sentinel Management Group, Inc., or Sentinel, which filed a bankruptcy petition in August 2007. The liquidation trustee alleges that the Company sold Sentinel securities, mainly collateralized debt obligations, that the liquidation trustee contends were unsuitable for Sentinel and that the Company violated Section 10(b) of the Exchange Act and Rule 10b-5. The liquidation trustee also seeks relief under the Illinois Blue Sky Law, the Illinois Consumer Fraud Act, the United States Bankruptcy Code, and under common law theories of negligence and unjust enrichment. The Company is vigorously defending the claims. By order dated July 8, 2009, the Court dismissed the Liquidation Trustee's Illinois Consumer

(Dollars in thousands)

Fraud Act claim. On July 29, 2009, the Liquidation Trustee amended his complaint. The Company filed its answer to the amended complaint on August 12, 2009. Discovery is ongoing with respect to the remaining claims. No contingent liability was recorded in the Company's financial statements related to this litigation.

The Company is also party to litigation commenced on May 21, 2009 in the United States District Court for the Northern District of Illinois under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee of the Sentinel Liquidation Trust, Assignee of certain claims v. Keefe, Bruyette & Woods, Inc., Cohen & Company Securities, LLC., Delores E. Rodriguez, Barry C. Mohr, Jr., and Jacques de Saint Phalle*. The plaintiff in this case is the Liquidation Trustee of the Sentinel Liquidation Trust, which emerged from the bankruptcy of Sentinel, filed in August 2007. The Liquidation Trustee, purportedly as the assignee of claims of Sentinel's customers, alleges that, by recommending that Sentinel purchase securities, mainly collateralized debt obligations, that the trustee deems to have been unsuitable for Sentinel's customer accounts, the Company aided and abetted breaches of fiduciary duties purportedly owed by Sentinel and its head trader to Sentinel's customers, in violation of Illinois common law. The complaint also alleges claims under common law theories of negligence and unjust enrichment. The Company will vigorously defend all claims. The Company filed a motion to dismiss the Liquidation Trustee's complaint on July 21, 2009. On July 28, 2009, the Court dismissed what management believes to be a substantively identical case brought by the Liquidation Trustee against The Bank of New York Mellon Corp. On August 19, 2009, the Court stayed this action indefinitely, pending a decision in the Liquidation Trustee's appeal of the judgment of dismissal in the action involving The Bank of New York Mellon Corporation, and held the Company's motion to dismiss in abeyance. No contingent liability was recorded in the Company's financial statements related to this litigation.

In a related development, the Company received a subpoena on May 14, 2009 from the staff of the Securities and Exchange Commission ("SEC") captioned *In the Matter of Sentinel Management Group, Inc.* The Company and its Parent intend to continue to cooperate with the investigation.

In 2009, the Company was subject to a routine FINRA examination. As a result of that exam, the FINRA staff requested additional information and the testimony of certain employees concerning the mark-ups the Company charged in four transactions during the exam period. The Company intends to continue to cooperate with FINRA.

12. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2009. The transactions are listed by related party.

(Dollars in thousands)

A. *The Parent Company*

The Company maintains an expense sharing arrangement with the Parent Company, which was entered into in 2006. Under this arrangement, the Parent Company allocated expenses that indirectly benefit the Company based on the Company's revenue as a percentage of the Parent Company's consolidated revenue. The Company incurred expense of $8,819 for the year ended December 2009 under this arrangement. This amount is included in allocated costs from parent company in the statement of operations.

As of December 31, 2009, the Company had net amounts due to the Parent Company of $3,284 which represented the entire amount included as due to related parties in the Company's statement of financial condition.

The Parent Company issued share based compensation to certain Parent Company employees who are allocated to the Company. The Company incurred $1,833 of expense related to this arrangement and reimbursed the Parent Company. See note 7.

B. Cohen & Company Inc. (formerly Alesco Financial Inc. ("AFN"))

AFN was a publicly traded REIT until the consummation of the merger between AFN and the Company's Parent Company on December 16, 2009. It had been identified as a related party because: (i) the chairman of the board of managers and a member of the Parent Company was also chairman of AFN and (ii) the Parent Company's former chief operating officer who served in this capacity until December 16, 2009 was the chief executive officer and a director of AFN prior to the consummation of the merger.

Prior to the consummation of the merger, the Company purchased $3,530 principal amount of a commercial mortgage backed security from AFN for $3,049 and $1,000 of the same mortgage backed security from an unrelated third party for $860. The Company immediately sold the $4,530 principal amount of this security to an unrelated third party for $3,906 and recognized a net trading loss of $3. The net trading loss is included in net trading in the consolidated statements of operations.

C. *RAIT Financial Trust ("RAIT")*

RAIT is a publicly traded REIT. It has been identified as a related party because (1) the chairman of the board of managers and a member of the Parent Company is a director of RAIT (and was formerly the chief executive officer from December 2006 to February 2009) and (2) the chairperson of RAIT is the mother of the chairman of the board of managers and a member of the Parent Company.

(Dollars in thousands)

In May 2009, the Company executed a transaction whereby it purchased $8,500 principal amount of the CDO security, RAIT CRE CDO I, Ltd., from an unrelated third party for $340 and immediately sold the security to RAIT for $361. The Company recognized $21 of net trading revenue related to this transaction in the statement of operations.

In August 2009, the Company executed a riskless transaction whereby it purchased $300 principal amount of a commercial mortgage backed security from an unrelated third party for $186 and subsequently sold this security to RAIT for $195. The Company recognized $9 of net trading revenue related to this transaction in the statement of operations.

In September 2009, the Company executed a transaction whereby it purchased $5,500 principal amount of RAIT CRE CDO I Class F tranche from an unrelated third party for $221 and subsequently sold this security to RAIT for $304. The Company recognized $83 of principal transactions and other income related to this transaction in the statement of operations.

In December 2009, the Company purchased $6,000 principal amount of CDO security, Taberna Preferred Funding VIII Ltd. Class A2 tranche from RAIT for $710 and subsequently sold this security to an unrelated third party for $780. The Company recognized net trading revenue of $70 related to this transaction in the statement of operations.

D. Other

From time to time, the Company provided certain brokerage services to employees of the Parent Company in the ordinary course of business. The Company recognized an immaterial amount of net trading revenue from these activities during 2009.

The Company paid commissions to EuroDekania Management LTD, a subsidiary of the Parent Company, in the amount of $2,778 which is included in professional services and other operating expense in the statement of operations.

13. CONCENTRATION OF CREDIT RISK

As of December 31, 2009, the Company held approximately $5,406 of its cash and cash equivalents with TD Bank, $3,974 with RBC Correspondent Services, a division of RBC Capital Markets Corporation, and $313 with Bank of America. If any of these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company's trading activities are primarily with Mesirow Financial, Inc., RBC Correspondent Services, a division of RBC Capital Markets Corporation, and Bank of America Merrill Lynch. All securities transactions of the Company are cleared by these firms pursuant to customer agreements.

At December 31, 2009, substantially all the investments in securities are positions held with two of these brokers.

With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

SUPPLEMENTARY INFORMATION

Grant Thornton

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen & Company, Inc.) as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 28 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 23, 2010

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2009
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital Calculation		
Net Capital		
Member's Capital		$ 11,009
Deductions		
Non allowable assets		(496)
Tentative net capital		10,513
Haircuts on investments		(7,445)
Haircuts on money funds		(6)
Undue concentration		(78)
Total Deductions		(7,529)
Net Capital		2,984
Total liabilities per balance sheet	12,648	
Less: due to broker	(5,859)	
Aggregate indebtedness	6,789	
Net capital ratio	6.67%	
Minimum net capital required		453
Excess net capital		$ 2,531
Ratio of aggregate indebtedness to net capital		228%

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Board of Managers
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen and Company Securities, LLC (a wholly owned subsidiary of Cohen & Company, LLC) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP

Philadelphia, Pennsylvania

February 23, 2010